Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES ADJUSTMENT TO
EXCHANGEABLE SHARE RATIO

Calgary, April 10, 2006 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest" or the "Trust") today announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Operations Corp. from 1.20421 to 1.21537. This increase will be effective on April 17th, 2006.

On March 16, 2006, Harvest announced that all remaining exchangeable shares outstanding will be redeemed for a cash payment. The price per share amount to be paid will be determined by multiplying the exchange ratio for the exchangeable shares in effect on June 19, 2006 by the weighted average trading price of the trust units of Harvest on the Toronto Stock Exchange for the 5 trading days immediately prior to June 19, 2006. A formal Letter of Transmittal will be mailed to all exchangeable shareholders of record on June 20, 2006 to complete this transaction.

Harvest is one of Canada's largest conventional oil and natural gas royalty trusts. We are actively managed and strive to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Distributions to unitholders are based on funds flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units trade on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE". Please visit our website for further information and a recent corporate presentation.

Investor & Media Contacts:
John Zahary President & CEO	Robert Fotheringham Vice President, Finance & CFO
Cindy Gray Investor Relations Advisor

Corporate Head Office:
Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca